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                                                               Exhibit 3(a)(iii)


                    CERTIFICATE OF AMENDMENT TO THE RESTATED

                         CERTIFICATE OF INCORPORATION OF

                                JOHNSON & JOHNSON


To:      The Secretary of State
         State of New Jersey

         Pursuant to the provisions of Section 14A:7-15.1(3), 14A:9-2(2) and 14A:9-4(2) of the New Jersey Business Corporation Act, Johnson & Johnson, a corporation organized under the laws of the State of New Jersey (the "Corporation"), executes the following Certificate of Amendment to its Restated Certificate of Incorporation:

         1.       The name of the corporation is Johnson & Johnson.

         2. The following amendment to the Restated Certificate of Incorporation of the Corporation (the "Amendment") was approved and duly adopted by the Board of Directors of the Corporation effective on the 25th day of April, 1996 to be effective as provided therein.

         "The authorized Common Stock of the Company shall be increased from 1,080,000,000 to 2,160,000,000 and, in connection therewith, the Restated Certificate of Incorporation of the Company, first sentence of Article Fourth, is hereby amended, effective at the close of business on May 21, 1996, to read as follows:

                   The aggregate number of shares of all classes of stock which the Corporation has authority to issue is Two Billion One Hundred Sixty Two Million (2,162,000,000), divided into Two Million (2,000,000) shares of Preferred Stock without par value and Two Billion One Hundred Sixty Million (2,160,000,000) shares of Common Stock of the par value of One Dollar ($1.00) each."

         3. The Amendment will not adversely affect the rights or preferences of the holders of outstanding shares of Common Stock of the Corporation and will not result in the percentage of authorized shares of Common Stock that remains unissued after the share division exceeding the percentage of authorized shares of Common Stock that were unissued before the share division.

         4. On the effective date of the Amendment, (i) each share of Common Stock of the Corporation which was issued and outstanding or held in Treasury shall be divided into two fully-paid and non-assessable shares of Common Stock, par value of $1.00 per share, and (ii) each share of Common Stock allocated to the Corporation's reserves for issuance under its stock compensation and stock option plans or otherwise shall be divided into two shares of Common Stock, par value $1.00 per share.

         5. The Amendment and the division of shares of Common Stock of the Corporation shall become effective at the close of business on the 21st day of May, 1996.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its President and by its Secretary, and its Corporate Seal to be hereto affixed on the first day of May, 1996.

                                               JOHNSON & JOHNSON
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                                               By:   /s/  Ralph S. Larsen
                                                    ---------------------
                                                        Ralph S. Larsen
                                                        President


                                               By:   /s/  Peter S. Galloway
                                                    ---------------------
                                                        Peter S. Galloway
                                                        Secretary

 [Seal]